CF ACQUISITION CORP. VII

110 East 59th Street

New York, New York 10022

VIA EDGAR

May 11, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Catherine De Lorenzo and Dorrie Yale

Re:	CF Acquisition Corp. VII
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2023
File No. 001-41166

 Dear Ms. De Lorenzo and Ms. Yale:

CF Acquisition Corp. VII (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 8, 2023, regarding its Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 2, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that its sponsor, CFAC Holdings VII, LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Steven Mermelstein, Esq., at smermelstein@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

CF Acquisition Corp. VII

By:	/s/ Jane Novak
Name:	Jane Novak
Title:	Chief Financial Officer

cc:	Steven Mermelstein, Esq.
Ellenoff Grossman & Schole LLP